US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2006
Commission File No: 001-13922
PETRO-CANADA
(Name of registrant)
150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐    Form 40-F     ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐     No      ☑

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    PETRO-CANADA

Date: March 23, 2006	/s/ Hugh L. Hooker
Name: Hugh L. Hooker
Title: Associate General Counsel and
Corporate Secretary

Exhibit Index

Exhibit     Description of Exhibit

99.1     Notice of Meeting
99.2     Management Proxy Circular
99.3     Form of Proxy
99.4     Supplemental Mailing List Card
99.5     Petro-Canada 2005 Annual Report